Mail Stop 4628

                                                             May 6, 2019

Via E-mail
Michael P. Santomassimo
Chief Financial Officer
The Bank of New York Mellon Corporation
240 Greenwich Street
New York, New York 10286

       Re:     The Bank of New York Mellon Corporation
               10-K for Fiscal Year Ended December 31, 2018
               February 27, 2019
               File No. 1-35651

Dear Mr. Santomassimo:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. In letters to the staff dated September 23, 2013 and May 19, 2016, you discussed limited contacts with Sudan and Syria. As you know, Sudan and Syria are designated by the
       Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries since your 2016 letter, including contacts with their governments, whether through subsidiaries, partners, customers or other direct or indirect arrangements. In this regard, we note that Byblos Bank, which on its website provides information about majority-owned subsidiaries in Sudan and Syria, identified Bank of New York Mellon as a correspondent bank in its 2017 annual report.

       Additionally, we are aware of a news report stating that a federal court granted U.S.
       prosecutors' application for "damming" seizure warrants against banks including Bank of
 Michael P. Santomassimo
The Bank of New York Mellon Corporation
May 6, 2019
Page 2
       New York Mellon, to seize millions of dollars associated with several companies that deal with North Korea. North Korea is a U.S.-designated state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, if any, including contacts with its governments, whether through subsidiaries, partners, customers or other direct or indirect arrangements.

2. Please discuss the materiality of any contacts with North Korea, Sudan and Syria, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:    Kathleen McCabe
       Chief Securities Counsel,
       Manning Director and Associate General Counsel
       The Bank Of New York Mellon Corporation